

Mail Stop 4561

February 1, 2010

Charles L. McNew, CEO
Halifax Corporation of Virginia
5250 Cherokee Avenue
Alexandria, Virginia 22312

      Re: Halifax Corporation of Virginia
                Revised Preliminary Proxy Statement on Schedule 14A
                Filed January 29, 2010
                File No. 001-08964

Dear Mr. McNew:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                                Sincerely,

                                Maryse Mills-Apenteng
                                Special Counsel

cc: <u>Via Facsimile (215) 832-5488</u>
       Jane K. Storero, Esq.
       Blank Rome LLP